                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                        Norland Medical Systems, Inc.
  -----------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)


                                 656031 10 1
                       -------------------------------
                               (CUSIP Number)

                                Hans Schiessl
                             Markgrafenstrasse 8
                          75117 Pforzheim, Germany



  -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 27, 1996
                  -----------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   656031-10-1                                        Page 2 of 5 Pages


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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hans Schiessl
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]

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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*

        PF;00
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      [ ]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      German citizen
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                    7      SOLE VOTING POWER

                             1,125,000
     NUMBER OF      ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                        0
       EACH         ------------------------------------------------------------
     REPORTING      9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                  1,125,000
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                     0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,000,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                16.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.   656031-10-1                                        Page 3 of 5 Pages


Item 1.  Security and Issuer

                 This statement relates to the Common Stock, par value $0.0005 per share ("Common Stock"), of Norland Medical Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

Item 2.  Identity and Background.

         The person filing this statement is Hans Schiessl, whose address is Markgrafenstrasse 8, 75117 Pforzheim, Germany. The undersigned is Geschaftsfuhrer (chief executive officer) of Stratec Medizintechnik GmbH ("Stratec"), which develops and manufactures bone densitometry systems. Pursuant to a Distribution Agreement among the Issuer, Stratec and Norland Corporation, the Issuer has rights to exclusive worldwide distribution of all current and future medical diagnostic products manufactured or developed by Stratec. The undersigned is also a Managing Director of Norland Medical Systems, B.V., a holding company which owns all of the issued and outstanding stock of Stratec and Norland Corporation.

         During the past five years, the undersigned has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         The undersigned is a citizen of Germany.

Item 3.  Source and Amounts of Funds of Other Consideration.

         On August 27, 1996 the undersigned sold 375,000 shares of Common Stock to Reynald G. Bonmati at an aggregate purchase price of $2,500,000. Payment of the purchase price was made by means of a promissory note issued by Mr. Bonmati to the undersigned. The note bears interest at the rate of 7% per annum, payable quarterly. The entire principal amount is due and payable on August 27, 2001. Prepayments may be made at any time.


Item 4.  Purpose of Transaction.

         It is possible that in the future the undersigned may acquire additional shares of Common Stock by open market or private purchases and may transfer or sell shares of Common Stock.

         In his capacities as the chief executive officer of Stratec and a Managing Director of Norland Medical Systems B.V., the undersigned is frequently involved in discussions with executives of the Issuer concerning, among other things, operating and other plans of the Issuer and Stratec.

         Subject to the foregoing, the undersigned does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
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CUSIP No.   656031-10-1                                        Page 4 of 5 Pages



         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The undersigned is the beneficial owner of 1,125,000 shares of Common Stock (or 16.3% of the total outstanding).

         (b) The undersigned has sole power to vote and dispose of such 1,125,000 shares of Common Stock.

         (c) There have been no transactions in securities of the Issuer effected during the past sixty days by the undersigned other than the sale of the 375,000 shares of Common Stock from Mr. Bonmati in the transaction described in Item 3.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer owned by the undersigned.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer

         Not applicable.
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CUSIP No.   656031-10-1                                        Page 5 of 5 Pages


Item 7.  Material to be filed as Exhibits.

         Not applicable.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 8, 1996
                                                /s/ Hans Schiessl
                                                -------------------------------
                                                Hans Schiessl